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                                  23(d)(20)

       Amendment to Sub-Advisory Agreement on behalf of Van Kampen Active
                            International Allocation

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                   AMENDMENT TO SUB-ADVISORY AGREEMENT BETWEEN
                      TRANSAMERICA FUND ADVISORS, INC. AND
                    MORGAN STANLEY INVESTMENT MANAGEMENT INC.

THIS AMENDMENT is made as of January 1, 2007 to the Sub-Advisory Agreement dated May 1, 2002, as amended, (the "Agreement"), between Transamerica Fund Advisors, Inc. (formerly, AEGON/Transamerica Fund Advisers, Inc.), and Morgan Stanley Investment Management Inc. (the "Sub-Adviser") on behalf of AEGON/Transamerica Series Trust (the "Trust") and Van Kampen Active International Allocation (the "Fund"). In consideration of the mutual covenants contained herein, the parties agree as follows:

5. COMPENSATION. Effective January 1, 2007, the sub-advisory fee rate for Van Kampen Active International Allocation is as follows:

          0.45% of the first $250 million of average daily net assets; 0.40% of average daily net assets over $250 million up to $500 million; 0.35% of average daily net assets over $500 million up to $1 billion; and 0.325% of average daily net assets in excess of $1 billion.

In all other respects, the Sub-Advisory Agreement dated May 1, 2002, as amended, is confirmed and remains in full force and effect.

The parties hereto have caused this amendment to be executed as of January 1, 2007.

TRANSAMERICA FUND ADVISORS, INC


By: /s/ Glenn E. Brightman
    ---------------------------------
Name: Glenn E. Brightman
Title: Senior Vice President


MORGAN STANLEY INVESTMENT MANAGEMENT INC.


By: /s/ Michael P. Kiley
    ---------------------------------
Name: Michael P. Kiley
Title: Managing Director